December 4, 2014

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Medivation, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 6, 2014
File No. 001-32836

Dear Mr. Rosenberg:

We have received the comment letter dated November 24, 2014 to Mr. Richard A. Bierly, Chief Financial Officer, regarding the comments of the staff of the Securities and Exchange Commission with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2013 and the Form 10-Q for the quarterly period ended September 30, 2014. Confirming my phone conversation today with Mr. Joel Parker, Accounting Branch Chief, we will provide our responses to the comment letter by Monday, December 15, 2014. This extension will ensure that we have sufficient time to prepare our responses.

If you have any questions, please contact me at (415) 549-5208.

Sincerely,

/s/ Richard A. Bierly
Chief Financial Officer

525 Market Street, 36th floor    San Francisco, CA 94105    (415) 543-3470    Fax (415) 543-3411    www.medivation.com